June 22, 2005

via U.S. mail and facsimile to (954) 917-2775


Mr. Howard L. Ehler, Jr.
Chief Executive Officer and Chief Financial Officer
Imperial Industries, Inc.
1259 Northwest 21st Street
Pompano Beach, FL  33069-1417

	RE:	Imperial Industries, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
      File No. 001-07190

Dear Mr. Ehler:

		We have limited our review to only your financial statements and related disclosures and do not intend to expand our
review to other portions of your document.   If you disagree with
a
comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Sources and Uses of Cash, page 17

1. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

(o) Segment Reporting, page 31

2. You indicate that you operate in a single operating segment. However, we note, based on your discussion in Item 1 of your Form 10-
K, that you manufacture product through Premix-Marbletite Manufacturing Co. and Acrocrete, Inc. and you distribute your own and complementary products through Just-Rite Supply, Inc. Please define your operating segment for us. Please clarify for us whether your business includes any components that meet the definition of an operating segment in paragraph 10 of SFAS No. 131. If so, please tell us how you meet the aggregation requirements in paragraph 17 if
SFAS No. 131, given the nature of your manufacturing and distribution businesses. In addition, please provide us with the reports regularly reviewed by the Chief Operating Decision Maker (CODM), so we can better understand your determination that you only have one reportable segment.

(13) Commitments and Contingencies, page 40

3. In a supplemental response, please explain to us why you cannot estimate your exposure in these lawsuits if you are currently the defendants in 62 lawsuits. Tell us also whether you are aware of developments in any comparable product liability cases that may be relevant for purposes of estimating probable loss, or reasonably possible loss, pursuant to SFAS 5. Please provide additional disclosures in your future filings as addressed in SAB Topic 5:Y to allow the readers of your financial statements to assess your exposure and likelihood of a material loss as a result of these lawsuits. Such disclosure should include the aggregate amount that you are being sued for on the cases that your insurance carriers have taken responsibility compared to the remaining cases that they have not. You should also disclose the amount of insurance coverage that you maintain. Finally, you should disclose if you are still selling these same products that have resulted in these lawsuits.

Selected Quarterly Financial Data

4. In future filings, please disclose the required quarterly financial data contained in Item 302 of Regulation S-K.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr.  Howard L. Ehler, Jr.
Imperial Industries, Inc.
June 22, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE